High Yield Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders
of the Fund was held on June 14, 2001.
The following is a summary of the proposal presented and the total number of shares voted:

Proposal:
 1. To elect the following Directors:
	Votes in	Votes
	Favor of	Against
Ronald E. Robison	 10,536,297	  135,352
Gerard E. Jones	 10,540,197	  131,452
Barton M. Biggs	 10,492,957	  178,692
William G. Morton, Jr.	 10,540,397	  131,252
John A. Levin	 10,495,957	  175,692